CM 3/17



[redacted]

SECURITI[barcode]ISSION

04003324

BB 3/5

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| Expires: | October 31, 2004 |
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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 36997 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MID-ATLANTIC SECURITIES, INC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3008 ANDERSON DRIVE; STE 204
(No. and Street)

RALEIGH (City) N.C. (State) 27609 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES GLOVER 919-783-7787
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BATCHELOR TILLERY & ROBERTS LLP
(Name – *if individual, state last, first, middle name*)

3105 GLENWOOD AVE. (Address) RALEIGH (City) N.C. (State) 27612 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, JAMES B. GLOVER JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MID-ATLANTIC SECURITIES INC, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

James B. Glover Jr.
Signature

TREASURER
Title

Notary Public

My Commission Expires 5-27-2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MID-ATLANTIC SECURITIES, INC.

Consolidated Financial Statements
and Internal Control Report

December 31, 2003 and 2002

(With Independent Auditors' Report Thereon)

MID-ATLANTIC SECURITIES, INC.

Table of Contents


| | Page(s) |
|---|---|
| Independent Auditors' Report | 1 |
| Financial Statements: | |
| Consolidated Statements of Financial Condition | 2 |
| Consolidated Statements of Income and Comprehensive Income | 3 |
| Consolidated Statements of Stockholders' Equity | 4 |
| Consolidated Statements of Changes in Liabilities Subordinated to Claims of General Creditors | 5 |
| Consolidated Statements of Cash Flows | 6 |
| Notes to Consolidated Financial Statements | 7-12 |
| Supplemental Information: | |
| Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission | 13-15 |
| Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission | 16 |
| Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission | 17 |
| Independent Auditors' Report on Internal Control Required by Securities Exchange Commission Rule 17a-5 | 18-19 |

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.

3105 GLENWOOD AVENUE, SUITE 301
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

## Independent Auditors' Report

Board of Directors
Mid-Atlantic Securities, Inc.

We have audited the accompanying consolidated statement of financial condition of Mid-Atlantic Securities, Inc. and subsidiary (the "Company") as of December 31, 2003 and the related consolidated statements of income and comprehensive income, stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as of December 31, 2002 were audited by other auditors, whose report dated February 14, 2003 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The supplemental information contained on pages 13 through 17 is presented for purposes of additional analysis and is not a required part of the consolidated financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

Batchelor, Tillery & Roberts, LLP

February 20, 2004

MID-ATLANTIC SECURITIES, INC.

Consolidated Statements of Financial Condition

December 31, 2003 and 2002

| | 2003 | 2002 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ 523,023 | 333,806 |
| Marketable securities | 2,656 | 3,988 |
| Receivable from clearing corporation | 21,101 | 3,921 |
| Receivable from non-customers | 104,560 | 103,828 |
| Furniture and equipment, net | 11,636 | 11,038 |
| Prepaid expenses | 3,799 | 4,032 |
| Deferred tax asset | - | 1,500 |
| | $ 666,775 | 462,113 |
| **Liabilities and Stockholders' Equity** | | |
| Accounts payable to non-customers | 4,000 | 5,080 |
| Accrued expenses and other payables | 404,931 | 219,555 |
| Deferred tax liability | 2,000 | 1,200 |
| Subordinated loans | 10,000 | 65,000 |
| Total liabilities | 420,931 | 290,835 |
| Stockholders' equity: | | |
| Class A common stock, $0.10 par value; 1,000 shares authorized; 600 shares issued and outstanding | 60 | 60 |
| Class B common stock, $0.10 par value; authorized 1,000 shares; no shares issued | - | - |
| Additional paid-in capital | 64,195 | 64,195 |
| Accumulated other comprehensive loss | (12,644) | (11,312) |
| Retained earnings | 194,233 | 118,335 |
| Total stockholders' equity | 245,844 | 171,278 |
| | $ 666,775 | 462,113 |

See accompanying notes to consolidated financial statements.

MID-ATLANTIC SECURITIES, INC.

Consolidated Statements of Income and Comprehensive Income

Years ended December 31, 2003 and 2002

| | 2003 | 2002 |
|---|---|---|
| Commissions-trading | $ 3,280,335 | 2,730,806 |
| Expenses: | | |
| Commissions | 2,285,960 | 1,647,688 |
| Salaries and benefits | 449,699 | 483,014 |
| Clearing charges | 300,210 | 426,039 |
| Bad debt expense | - | 42,968 |
| Payroll taxes | 23,716 | 23,439 |
| Professional fees | 24,675 | 22,838 |
| Rent | 16,563 | 17,931 |
| Office supplies | 17,227 | 12,069 |
| Insurance | 18,919 | 10,554 |
| Telephone | 9,185 | 9,609 |
| Equipment rent | 11,841 | 8,685 |
| Taxes and licenses | 9,829 | 8,170 |
| Travel and entertainment | 4,099 | 3,127 |
| Subscriptions | 3,310 | 2,217 |
| Depreciation | 2,763 | 2,082 |
| Miscellaneous | 4,241 | 1,414 |
| | 3,182,237 | 2,721,844 |
| Income from operations | 98,098 | 8,962 |
| Other income (expenses): | | |
| Interest expense | (5,029) | (5,526) |
| Interest income | 938 | 2,052 |
| Miscellaneous | 7,191 | 2,177 |
| | 3,100 | (1,297) |
| Income before provision for income taxes | 101,198 | 7,665 |
| Provision for income taxes | (25,300) | (1,200) |
| Net income | 75,898 | 6,465 |
| Other comprehensive loss- net unrealized loss on marketable securities | (1,332) | (6,072) |
| Comprehensive income | $ 74,566 | 393 |

See accompanying notes to consolidated financial statements.

MID-ATLANTIC SECURITIES, INC.

Consolidated Statements of Stockholders' Equity

Years ended December 31, 2003 and 2002

| | | Common Stock | Additional paid-in capital | Accumulated other comprehensive loss | Retained earnings | Total stockholders' equity |
|---|---|---|---|---|---|---|
| Balance as of December 31, 2001 | $ | 60 | 64,195 | (5,240) | 111,870 | 170,885 |
| Comprehensive income | | - | - | (6,072) | 6,465 | 393 |
| Balance as of December 31, 2002 | | 60 | 64,195 | (11,312) | 118,335 | 171,278 |
| Comprehensive income | | - | - | (1,332) | 75,898 | 74,566 |
| Balance as of December 31, 2003 | $ | 60 | 64,195 | (12,644) | 194,233 | 245,844 |

See accompanying notes to consolidated financial statements.

MID-ATLANTIC SECURITIES, INC.

Consolidated Statements of Changes in Liabilities Subordinated to Claims of General Creditors

Years ended December 31, 2003 and 2002

| | |
|---|---|
| Subordinated loans as of December 31, 2001 | $ 65,000 |
| Increases | - |
| Decreases | - |
| Subordinated loans as of December 31, 2002 | 65,000 |
| Increases | 10,000 |
| Decreases | (65,000) |
| Subordinated loans as of December 31, 2003 | $ 10,000 |

See accompanying notes to consolidated financial statements.

MID-ATLANTIC SECURITIES, INC.

Consolidated Statements of Cash Flows

Years ended December 31, 2003 and 2002

| | | 2003 | 2002 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net income | $ | 75,898 | 6,465 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation | | 2,763 | 2,082 |
| Write-off of note receivable | | - | 41,065 |
| Deferred income taxes | | 2,300 | 1,200 |
| Changes in operating assets and liabilities: | | | |
| Receivable from clearing corporation | | (17,180) | (1,344) |
| Receivable from non-customers | | (732) | 1,372 |
| Prepaid expenses | | 233 | 3,383 |
| Accounts payable to non-customers | | (1,080) | 1,080 |
| Accrued expenses and other payables | | 185,376 | (33,383) |
| Net cash provided by operating activities | | 247,578 | 21,920 |
| Cash flows from investing activities-capital expenditures | | (3,361) | (9,581) |
| Cash flows from financing activities: | | | |
| Proceeds from borrowings | | 10,000 | - |
| Payments on borrowings | | (65,000) | - |
| Net cash used in financing activities | | (55,000) | - |
| Net increase in cash and cash equivalents | | 189,217 | 12,339 |
| Cash and cash equivalents, beginning of year | | 333,806 | 321,467 |
| Cash and cash equivalents, end of year | $ | 523,023 | 333,806 |
| Supplemental disclosure of cash payments for: | | | |
| Interest | $ | 5,029 | 5,526 |
| Income taxes | $ | 20,000 | 12,748 |

See accompanying notes to consolidated financial statements.

MID-ATLANTIC SECURITIES, INC.

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(1) Organization

Mid-Atlantic Securities, Inc. (the "Company") was incorporated in North Carolina on October 6, 1986 and commenced operations in January 1987. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company's equity securities are cleared through a clearing broker-dealer. The clearing broker-dealer, on behalf of the Company and for a fee, conducts and confirms security trades, handles security movements and maintains the customer's security accounts. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities. The Company receives commissions associated with the sale and purchase of securities. In addition to the foregoing, a portion of the Company's revenues is derived from the sale of annuity contracts.

The Company's wholly-owned subsidiary, MA Securities, Inc., earns revenues from selling annuity contracts of New York based companies. As of December 31, 2003 and 2002, MA Securities, Inc. had no assets or stockholder's equity.

(2) Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying financial statements include the accounts of Mid-Atlantic Securities, Inc. and its wholly-owned subsidiary, MA Securities, Inc., after elimination of all significant intercompany accounts and transactions.

Revenue Recognition

Commissions earned on trades of securities are recognized as income when the underlying transactions are completed.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Marketable Securities

All marketable securities are classified as available-for-sale. As such, they are stated at market value and any unrealized holding gains and losses are reported as other comprehensive income (loss). Realized gains and losses are calculated by using the specific cost method.

(2) Summary of Significant Accounting Policies, Continued

Receivable from Clearing Corporation

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. Commissions owed the Company from the clearing broker have been recorded as receivable from clearing corporation.

Receivable from Non-Customers

The Company has accrued commissions (accounts receivable) related to various December transactions, which have been received in the subsequent year.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets, which are generally three to seven years.

Expenditures for repairs and maintenance are charged to expense as incurred. The costs of major renewals and betterments are capitalized. The cost and related accumulated depreciation of furniture and equipment are removed from the accounts upon retirement or other disposition and any resulting gain or loss is reflected in operations for the period.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes) and net operating loss carry-forwards (2002 only). The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts or revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Marketable Securities

As of December 31, 2003 and 2002, the cost basis of marketable equity securities was $15,300. The cost of marketable equity securities exceeded the market value by $12,644 and $11,312 as of December 31, 2003 and 2002, respectively. The unrealized loss of $1,032 and $6,072 for 2003 and 2002, respectively, has been reported in other comprehensive loss. A valuation allowance of 100% has been recorded against the tax effects of unrealized losses.

(4) Note Receivable

The Company held an unsecured promissory note with a balance of $54,754 as of December 31, 2002 which required monthly payments of $1,000, including interest. The last payment received was on January 17, 2001. During 2001, the Company recorded an allowance of $13,689 due to the delinquency in payments. During 2002, the Company determined the note to be uncollectible and has charged the balance to bad debt expense.

(5) Furniture and Equipment

Furniture and equipment consist of the following:

| | 2003 | 2002 |
|---|---|---|
| Computer equipment | $ 16,069 | 12,707 |
| Furniture and other equipment | 20,814 | 20,814 |
| | 36,883 | 33,521 |
| Less accumulated depreciation | (25,247) | (22,483) |
| | $ 11,636 | 11,038 |

(6) Net Capital Requirements

The Company is subject to the requirements of Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2003 and 2002, the Company's net capital was $172,810 and $153,374, respectively ($122,810 and $103,374 in excess of its required net capital of $50,000). The Company's ratio aggregated indebtedness to net capital was 2.4 and 1.5 to 1 as of December 31, 2003 and 2002, respectively.

(6) Net Capital Requirements, Continued

The Company qualifies under the exemption provisions of Rule 15c3-3, paragraph (k)(2)(ii), as the Company does not carry security accounts for customers or perform custodial functions relating to customers securities. Under the exemption, the Company is not required to maintain a reserve account for the benefit of customers.

(7) Commitments and Contingencies

The Company has a clearing agreement with its principal brokerage firm whereby it must produce a minimum of $300,000 per year of gross commissions or pay a monthly fee of $5,000 less monthly clearing charges retained by the brokerage firm.

During 2002, the Company entered into a three year clearing agreement with a new brokerage firm. In the event the Company terminates the agreement prior to expiration, the Company must pay a termination fee based on the remaining term of the agreement.

(8) Subordinated Loans

The borrowings under subordinated agreements are as follows:

| | 2003 | 2002 |
|---|---|---|
| 8.5% subordinated notes payable to stockholders, payable on demand after July 31, 2004, interest to be paid annually | $ - | 45,000 |
| 8.5% subordinated notes payable to stockholders, payable on demand after June 30, 2004, interest to be paid monthly | 10,000 | 20,000 |
| | $ 10,000 | 65,000 |

The subordinated loans are available in computing net capital under the SEC's uniform capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(9) Income Taxes

The provision for income taxes consists of:

| | 2003 | 2002 |
|---|---|---|
| Current: | | |
| Federal | $ 15,500 | - |
| State | 7,500 | - |
| | 23,000 | - |
| Deferred: | | |
| Federal | 1,500 | 820 |
| State | 800 | 380 |
| | 2,300 | 1,200 |
| | $ 25,300 | 1,200 |

The provision for income taxes differs from the amount computed by applying the U.S. Federal income tax rate of 34% to income before provision for income taxes due to state income taxes, net of the federal benefit, and multiple tax brackets.

Deferred taxes arising from timing differences consist of different depreciation methods for property and equipment.

(10) Leases

The Company leases office space under two month-to-month rental arrangements. Rental expense for the 2003 and 2002 was $16,563 and $17,931, respectively, which are net of subleases which provided rental income of $10,944 in 2003 and 2002.

(11) Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents. Cash equivalents totaling $321,993 and $236,244 as of December 31, 2003 and 2002, respectively, consist of short-term cash equivalents in money market funds maintained with two brokerage firms. One brokerage firm requires that a minimum balance of $25,000 be maintained. The Company also has $104,564 and $1,830 at December 31, 2003 and 2002, respectively, on deposit with a bank in excess of federally insured limits. The Company believes there is minimal credit risk relative to its cash investments.

(12) Benefit Plan

The Company adopted a SIMPLE IRA Plan effective January 1, 1998. Employees who are expected to earn at least $5,000 in compensation for the calendar year are eligible to participate. Eligible employees may contribute a percentage of their compensation up to $8,000 per year. The Company matches each eligible employee's contribution, up to a limit of 3% of the employee's compensation. The Company's matching contribution for 2003 and 2002 was $10,937 and $12,476, respectively.

(13) Related Party Transactions

Receivables from non-customers includes $3,171 as of December 31, 2003 and 2002, respectively, due from two officers.

MID-ATLANTIC SECURITIES, INC.

Computation of Net Capital and Aggregate Indebtedness Under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2003 and 2002

| | | 2003 | 2002 |
|---|---|---|---|
| Net Capital | | | |
| Total stockholders' equity | $ | 245,844 | 171,278 |
| Add: | | | |
| Subordinated borrowings allowable in computation of net capital | | 10,000 | 65,000 |
| Other allowable credits - deferred income taxes payable | | 2,000 | 1,200 |
| Total capital and allowable subordinated borrowings | | 257,844 | 237,478 |
| Deduct non-allowable assets: | | | |
| Not readily marketable securities, at cost | | - | 3,300 |
| Receivable from non-customers | | 44,841 | 63,438 |
| Furniture and equipment, net | | 11,636 | 11,038 |
| Other assets | | 22,412 | 1,500 |
| | | 78,889 | 79,276 |
| Net capital before haircuts on securities positions | | 178,955 | 158,202 |
| Haircuts on securities: | | | |
| Marketable equity securities | | 398 | 103 |
| 2% on money market funds | | 5,747 | 4,725 |
| | | 6,145 | 4,828 |
| Net capital | $ | 172,810 | 153,374 |
| Aggregate Indebtedness | | | |
| Items included in statement of financial condition: | | | |
| Accounts payable to non-customers | | 4,000 | 5,080 |
| Accrued expenses and other payables | | 404,931 | 219,555 |
| Total aggregate indebtedness | $ | 408,931 | 224,635 |

(Continued)

MID-ATLANTIC SECURITIES, INC.

Computation of Net Capital and Aggregate Indebtedness Under
Rule 15c3-1 of the Securities and Exchange Commission, Continued

December 31, 2003 and 2002

| | | 2003 | 2002 |
|---|---|---|---|
| Computation of Basic Net Capital Requirement | | | |
| Minimum net capital required (6-2/3% of aggregate indebtedness)(A) | $ | 27,262 | 14,976 |
| Minimum dollar net capital requirement of reporting broker (B) | $ | 50,000 | 50,000 |
| Net capital requirement-greater of (A) or (B) | $ | 50,000 | 50,000 |
| Excess net capital | $ | 122,810 | 103,374 |
| Excess net capital at 1000% (Net capital less 10% of aggregate indebtedness) | $ | 131,917 | 130,910 |
| Ratio of aggregate indebtedness to net capital | | 2.4 to 1 | 1.5 to 1 |

(Continued)

MID-ATLANTIC SECURITIES, INC.

Computation of Net Capital and Aggregate Indebtedness Under
Rule 15c3-1 of the Securities and Exchange Commission, Continued

December 31, 2003 and 2002

| | | 2003 | 2002 |
|---|---|---|---|
| Reconciliation with Company's computation | | | |
| Net capital, as reported in Company's (unaudited) FOCUS report, as amended | $ | 172,810 | 143,750 |
| Other allowable credit not previously included | | - | 1,200 |
| Audit adjustment to record receivable form clearing organization | | - | 3,921 |
| Audit adjustment to income tax accrual | | - | 4,880 |
| Other items, net | | - | (377) |
| Net capital per above | $ | 172,810 | 153,374 |

MID-ATLANTIC SECURITIES, INC.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2003

The Company claims exemption from Rule 15c3-3 under paragraph (k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

# MID-ATLANTIC SECURITIES, INC.

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2003

The Company claims exemption from Rule 15c3-3 under paragraph (k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.

3105 GLENWOOD AVENUE, SUITE 301
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

# Independent Auditors' Report on Internal Control Required by Securities Exchange Commission Rule 17a-5

The Board of Directors
Mid-Atlantic Securities, Inc.:

In planning and performing our audit of the consolidated financial statements of Mid-Atlantic Securities, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure. Among the elements of the internal control structure that we considered are the accounting system and control procedures.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) and the procedures for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. The objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the accounting system and control procedures that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the consolidated financial statements of the Company for the year ended December 31, 2003, and this report does not effect our report thereon dated February 20, 2004.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties such as processing of cash receipts, cash disbursements, and payroll. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 20, 2004